UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

  ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of issuer
Avivid Water Technology, LLC

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   Colorado

   Date of organization
   February 8, 2005

Physical address of issuer
21 S Sunset St Longmont, CO 80501

Website of issuer
https://www.avividwater.com/

Current number of employees
4

Filer EDGAR CIK
0001917980

Filer EDGAR CCC
Qrwe$8Ld

Filer EDGAR Password
pu8jydc$gfQf

Filer EDGAR PMAC
zuk*yq7e

Submission Contact Person Information

    Name
    Tracy Kessner

    Phone Number
    (303) 776-7000

    Email Address
    tracy.kessner@avividwater.com

    Notification Email Address
    tracy.kessner@avividwater.com

Signatories

    Name
    Tracy Kessner

    Signature

    Title
    VP of Business Operation

    Email
    tracy.kessner@avividwater.com

    Date
    April 28, 2025